Brent McIntosh Chief Legal Officer & Corporate Secretary	Citigroup Inc. 388 Greenwich Street New York, NY 10013	T 212-559-1000

February 20, 2026

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Notice of Disclosure Filed in Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Citigroup Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on February 20, 2026.

Regards,

/s/ Brent McIntosh

Brent McIntosh
Chief Legal Officer & Corporate Secretary